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                                                                    Exhibit 99.3


                                 CONOCOPHILLIPS
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2002


Basis of Presentation

The following Unaudited Pro Forma Combined Statement of Operations has been prepared to illustrate the estimated effect of the merger between ConocoPhillips Company (formerly Phillips Petroleum Company (Phillips)) and ConocoPhillips Holding Company (formerly Conoco Inc. (Conoco)). The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2002, was prepared assuming the merger occurred January 1, 2002.

This pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the merger been effective on the date indicated. Moreover, this pro forma information is not intended to be indicative of the results of operations which may be achieved by ConocoPhillips in the future. The pro forma adjustments use estimates and assumptions based on currently available information. Management believes that the estimates and assumptions are reasonable, and that the significant effects of the transactions are properly reflected. However, actual results may materially differ from this pro forma financial information.

The preliminary purchase price allocation is subject to revision as more detailed analysis is completed and additional information on the fair value of Conoco's assets and liabilities becomes available. Final purchase accounting adjustments may therefore differ from the pro forma adjustments presented here.

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
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Unaudited Pro Forma Combined                                                                                        ConocoPhillips
Statement of Operations

                                                                       Millions of Dollars
                                   -----------------------------------------------------------------------------------------------
                                                                                        Eight      Pro Forma
                                       Historical                       Adjusted       Months       Purchase
                                   ConocoPhillips  Non-Recurring      Historical   Historical     Accounting             Pro Forma
Year Ended December 31, 2002         As Reported,       Charges*  ConocoPhillips     Conoco**    Adjustments        ConocoPhillips
                                   --------------  -------------  --------------   ----------    -----------        --------------
REVENUES
Sales and other operating
 revenues                               $  56,748              -          56,748       23,844            (16)(b)            80,576
Equity in earnings of affiliates              261              -             261          212            (21)(c)               452
Other income                                  215              -             215          190              -                   405
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    Total Revenues                         57,224              -          57,224       24,246            (37)               81,433
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COSTS AND EXPENSES
Purchased crude oil and products           37,823              -          37,823       14,013             (8)(b)            51,828
Production and operating expenses           4,988           (381)          4,607        1,924            (15)(b)             6,516
Selling, general and
 administrative expenses                    1,660           (379)          1,281          546              -                 1,827
Exploration expenses                          592              -             592          273              -                   865
Depreciation, depletion and
 amortization                               2,223              -           2,223        1,203           (110)(c)             3,380
                                                                                                          64(d)
Impairments                                   177              -             177            -              -                   177
Taxes other than income taxes               6,937              -           6,937        5,187              -                12,124
Accretion on discounted
 liabilities                                   22              -              22            -             10(e)                 32
Interest and debt expense                     566              -             566          341            (66)(f)               841
Foreign currency transaction
 (gains) losses                                24              -              24           18              -                    42
Preferred dividend requirements
 of capital trusts and minority
 interests                                     48              -              48           29              -                    77
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    Total Costs and Expenses               55,060           (760)         54,300       23,534           (125)               77,709
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Income from continuing
 operations before income taxes             2,164            760           2,924          712             88                 3,724
Provision for income taxes                  1,450            203           1,653          550             44(g)              2,247
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INCOME FROM CONTINUING
 OPERATIONS (a)                         $     714            557           1,271          162             44                 1,477
==================================================================================================================================

INCOME FROM CONTINUING
 OPERATIONS PER SHARE
    Basic                               $    1.48                           2.64                                              2.18
    Diluted                                  1.47                           2.62                                              2.17
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AVERAGE COMMON SHARES OUTSTANDING
 (IN THOUSANDS)
    Basic                                 482,082                        482,082                                           677,482
    Diluted                               485,505                        485,505                                           681,616
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

See Notes to Unaudited Pro Forma Financial Statement.
 *Adjusted to exclude non-recurring charges directly related to the merger, including the write-down of acquired in-process research and development costs ($246 million both before and after tax, excluded from production and operating expenses), and work force reduction and other charges ($514 million before tax, $311 million after tax-- $135 million before tax excluded from production and operating expenses and $379 million before tax excluded from selling, general and administrative expenses).
**Certain amounts have been reclassified to conform to ConocoPhillips' presentation.

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NOTES TO UNAUDITED PRO FORMA                                      CONOCOPHILLIPS
COMBINED STATEMENT OF OPERATIONS

(a) On August 30, 2002, the U.S. Federal Trade Commission (FTC) accepted for public comment an Agreement Containing Consent Orders (Consent Agreement) that permitted Conoco and Phillips to close the merger. This Consent Agreement included a proposed Decision and Order that required, among other things, the divestiture of specified Conoco and Phillips assets. These assets include:

        o Phillips' Woods Cross business unit, which includes the Woods Cross, Utah, refinery and associated Phillips motor fuel marketing operations (both retail and wholesale) in Utah, Idaho, Wyoming, and Montana, as well as Phillips' 50 percent interests in two refined products terminals in Boise and Burley, Idaho;
        o     Conoco's Commerce City, Colorado, refinery;
        o Phillips' Colorado motor fuel marketing operations (both retail and wholesale);
        o     Phillips' refined products terminal in Spokane, Washington;
        o Phillips' propane terminal assets at Jefferson City, Missouri, and East St. Louis, Illinois, which include the propane portions of these terminals and the customer relationships and contracts for the supply of propane therefrom;
        o Certain of Conoco's midstream natural gas gathering and processing assets in southeast New Mexico; and
        o Certain of Conoco's midstream natural gas gathering assets in West Texas.

        These operations are excluded from income from continuing operations. No pro forma adjustments have been made to reflect any earnings benefit from the reinvestment of any proceeds which might be recovered, or reduction of debt which may arise as a consequence of the asset dispositions required under the consent agreement.

(b) Primarily reflects the elimination of a deferred credit arising from a prior year settlement for future price modifications to a U.K. long-term natural gas sales contract, as well as the revaluation of certain other long-term contracts to their fair value.

(c) Reflects the estimated effects of depreciating and amortizing purchase accounting adjustment balances in properties, plants and equipment; equity method investments; and identifiable intangible assets with definite lives, over their estimated useful lives.

(d) Under ConocoPhillips' accounting policy and current prevalent industry practice for the acquisition of oil and gas businesses, ConocoPhillips did not record an initial liability for the estimated costs of removing Conoco's properties, plants and equipment at the end of their useful lives. Instead, currently estimated total undiscounted removal costs are accrued as an additional component of depreciation, building the liability for removal over the remaining useful lives of the properties, plants and equipment on a unit-of-production basis.

(e) Includes the impact of conforming accounting policies and discounting Conoco's environmental liabilities and recording the corresponding accretion.

(f) Reflects the restatement of Conoco's fixed-rate debt to fair value and the corresponding reduction in interest expense as the resulting premium is amortized. Also reflects the capitalization of interest based on the estimated fair value of Conoco's qualifying assets using a weighted-average interest rate of 5.3 percent.

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(g)     Reflects the estimated federal and state income tax effects of the pro forma adjustments to Conoco's pretax income using an approximate blended statutory rate of 50 percent.

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